PGIM Quantitative Solutions LLC

655 Broad Street
Newark, New Jersey 07102

November 13, 2024

PGIM Investments LLC

655 Broad Street – 6th Floor
Newark, New Jersey 07102

Re:  PGIM Large-Cap Index Fund (the “Fund”)

To whom it may concern:

PGIM Quantitative Solutions LLC (“PQS”), has contractually agreed to waive a portion of its subadvisory fee so that the effective subadvisory fee of the Fund will be 0.08% of the average daily net assets of the Fund, through January 31, 2026. This waiver may not be terminated prior to January 31, 2026, without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM Quantitative Solutions LLC

By:s/Jonathan Ryan
Name:Jonathan Ryan
Title:Vice President, Principal, Head of Global Client Service